UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BIOSPECIFICS TECHNOLOGIES CORP.

(Name of Subject Company)

BETA ACQUISITION CORP.

(Offeror)

A Wholly-Owned Subsidiary of

ENDO INTERNATIONAL PLC

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

090931106

(CUSIP Number of Class of Securities)

Matthew J. Maletta

Endo International plc

First Floor, Minerva House, Simmonscourt Road

Ballsbridge, Dublin 4, Ireland

(484) 216-0000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Brandon Van Dyke

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$658,157,995.11	$71,805.04***

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (a) 7,344,955 outstanding shares of common stock, par value $0.001 per share (the “Shares”) of BioSpecifics Technologies Corp. (“BioSpecifics”) multiplied by $88.50, the offer price per Share (the “Offer Price”), (b) 212,187 Shares issuable pursuant to outstanding stock options with an exercise price less than $88.50 per Share, multiplied by $33.03 (which is the price of $88.50 minus the weighted average exercise price for such options of $55.47 per share) and (c) 12,666 Shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the Offer Price. The calculation of the filing fee is based on information provided by BioSpecifics as of October 28, 2020, the most practicable recent date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, by multiplying the transaction valuation by 0.00010910.

***	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $71,805.04	Filing Party: Endo International plc and Beta Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: November 2, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission (“SEC”) on November 2, 2020, by Beta Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Endo International plc, a public limited company incorporated in Ireland (“Endo”), and Endo. The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BioSpecifics Technologies Corp., a Delaware corporation (“BioSpecifics”), at a price of $88.50 per Share, net to the holder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”), copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired as scheduled at one minute after 11:59 PM, New York time, on December 1, 2020. The Depositary has advised Purchaser that, as of the Expiration Time, 6,159,975 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 82.8 percent of the then outstanding Shares on a fully diluted basis. As a result, the Minimum Condition has been satisfied. In addition, the Depositary has advised Purchaser that, as of the Expiration Time, Notices of Guaranteed Delivery had been received for 365,128 Shares, representing approximately 4.9 percent of the then outstanding Shares on a fully diluted basis. As the Minimum Condition and each of the other Offer Conditions have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following the expiration of the Offer and acceptance for payment of the Shares validly tendered and not validly withdrawn pursuant to the Offer, on December 2, 2020, Endo and Purchaser consummated the Merger pursuant to the terms of the Merger Agreement in accordance with Section 251(h) of the DGCL, without a vote on the adoption of the Merger Agreement by BioSpecifics’ stockholders. As a result of the Merger, the separate corporate existence of Purchaser ceased and BioSpecifics continued as the surviving corporation in the Merger under the name “BioSpecifics Technologies Corp.”, thereby becoming a wholly-owned subsidiary of Endo.

At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than (a) Canceled Shares, (b) Accepted Shares or (c) Dissenting Shares) was automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes. The Shares will be de-listed from, and will cease to trade on Nasdaq. Parent and the Company intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act.

On December 2, 2020, Endo issued a press release announcing the expiration and results of the Offer and the consummation of the Merger and BioSpecifics issued a press release announcing the completion of the Offer and the Merger. The press releases of Endo and BioSpecifics announcing the expiration and results of the Offer and the consummation of the Merger are attached as Exhibit (a)(5)(D) and Exhibit (a)(5)(E) hereto, respectively, and are incorporated herein by reference.”

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs after the sixth paragraph under the heading “Litigation” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase with the following:

“On November 18, 2020, a purported stockholder of BioSpecifics filed a complaint in the United States District Court of the Southern District of New York against the Company and its directors, captioned Kenneth Jacobs v. BioSpecifics Technologies Corp., et al., Case No. 1:20-cv-09718 (the “Jacobs Complaint”). The complaint is against the same defendants as Shiva Stein v. BioSpecifics Technologies Corp., et al. filed on November 2, 2020.

On November 20, 2020, all of the parties to the Shiva Complaint, the Azzopardi Complaint, the Ciccotelli Complaint and the Jacobs Complaint (collectively, the “Complaints”) executed a memorandum of understanding (the “MOU”). Pursuant to the MOU, BioSpecifics filed, on November 20, 2020, an amendment to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by BioSpecifics with the SEC on November 2, 2020 and the plaintiffs in the Complaints will voluntarily dismiss with prejudice their individual claims as set forth in the Complaints and dismiss without prejudice the claims asserted therein on behalf of a purported class of BioSpecifics stockholders.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(D)	Press Release, dated December 2, 2020, announcing the expiration and results of the Offer and the consummation of the Merger.*

(a)(5)(E)	Press Release, issued by BioSpecifics Technologies Corp., dated December 2, 2020, incorporated herein by reference to
Exhibit (a)(5)(D) of the Schedule 14D-9/A filed by BioSpecifics Technologies Corp. with the SEC on December 2, 2020.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENDO INTERNATIONAL PLC

By	/s/ Matthew J. Maletta
Name:	Matthew J. Maletta
Title:	Executive Vice President, Chief Legal
Officer and Company Secretary
Date:	December 2, 2020

BETA ACQUISITION CORP.

By	/s/ Matthew J. Maletta
Name:	Matthew J. Maletta
Title:	Executive Vice President, Chief Legal Officer and Secretary
Date:	December 2, 2020